UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Mr. Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on September 11, 2025, VS MEDIA Holdings Limited (the “Company”) entered into a Convertible Note Purchase Agreement (the “Original Agreement”) with S T MENG PTE. LTD (“S T Meng”), whereby the Company agreed to purchase, and S T Meng agrees to sell and issue to the Company, a Convertible Promissory Note (the “Original Note”) in the principal amount of US$3,800,000 (the “Principal Amount”). The purchase price of the Note shall be equal to one hundred percent (100%) of the Principal Amount. The Original Note had a term of 1-year commencing from original issue date, August 29, 2025 (“Maturity Date”) and a conversion price of 70% of the fair market value of S T Meng’s ordinary shares (the “Original Conversion Price”).

On April 27, 2026, the Company and S T Meng entered into Debt Conversion and Share Subscription Agreement (the “Agreement”), whereby the parties agreed to terminate the conversion mechanics under the Original Agreement and instead effect, on the terms of the Agreement, a one-off debt-to-equity conversion with a contractual completion date of April 27, 2026 (the “Conversion). The conversion price under the Agreement is US$74.70 per share of S T Meng’s ordinary shares. The accrued interest owed to the Company shall be settled by (i) cash payment; (ii) waiver; or (iii) capitalisation and conversion into shares.

After the Conversion, the Principal Amount shall be irrevocably satisfied, discharged and extinguished in full, and S T Meng shall have no further obligation to repay the Principal Amount in cash. As a result, the Company and its subsidiaries hold in aggregate 41.52% of the voting rights of the issued and outstanding shares of S T Meng.

The foregoing descriptions of the Debt Conversion and Share Subscription Agreement is a summary of the material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the Debt Conversion and Share Subscription Agreement, which is attached hereto as Exhibit 99.1.

This Report on Form 6-K, including all exhibits hereto, is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-276310) and shall be a part of such registration statement from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Debt Conversion and Share Subscription Agreement dated April 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer